UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.
CNPJ/MF N.º 02.558.134/0001-58	CNPJ/MF N.º 33.000.118/0001-79
NIRE 33 3 0026253 9	NIRE 33 3 0015258 0
Companhia Aberta	Companhia Aberta

Tele Norte Celular Participações S.A.	AMAZÔNIA CELULAR S.A.
CNPJ/MF nº 02.558.154/0001-29	CNPJ/MF Nº 02.340.278/0001-33
Companhia Aberta	Companhia Aberta

MATERIAL FACT

Oi ANNOUNCES THAT ITS CFO IS LEAVING THE COMPANY

Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. announces that its CFO and Investor Relations Director, Mr. José Luís Magalhães Salazar, is leaving the Companies for personal reasons. Mr. Luiz Eduardo Falco, the company’s CEO, will temporarily assume those functions until a new CFO is appointed.

Salazar will continue as CFO up to the end of November. The executive was working in the group for almost 10 years, in the positions of TNL Treasurer, TNL PCS (Oi) Finance Director, TNL Sales Director and TNL Revenue and Interconnection Director. The executive was in the role of CFO and IR Director over the last 2 years and 8 months.

Rio de Janeiro, November 12, 2008.

TNE Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer